Exhibit 21.1

Subsidiaries

State of
Name of Entity(2)	Incorporation	Relationship(1)
Penny Auction Solutions, Inc.	Nevada	Parent
Bidwinfun.com, Inc.(3)	New York	Subsidiary

(1)All subsidiaries are wholly-owned subsidiaries of Penny Auction Solutions, Inc.

(2)All entities are in the form of Corporations.

(3)All On December 30, 2015, the Company amended the Articles of Incorporation of the wholly-owned subsidiary to change the subsidiary’s corporate name from Nail Bidder, Inc. to Bidwinfun.com, Inc.